news release

ArcelorMittal recalibrates agreement with Hunan Valin Steel to increase exposure to fast growing automotive market

Luxembourg and Changsha, Hunan, June 6th 2012 - ArcelorMittal and the Valin Group today announce that ArcelorMittal will increase its shareholding in the downstream automotive steel joint venture, VAMA (Valin ArcelorMittal Automotive), from 33% to 49%. VAMA is focused on establishing itself as a premier supplier of high-strength steels and value-added products for China’s fast growing automotive market.

In-line with the new shareholding agreement, Valin and ArcelorMittal will increase their planned capacity by 25% from 1.2 million tons to 1.5 million tons. Capital investment will also increase by 15% to RMB 5.2 billion and VAMA has signed purchase agreements totalling RMB 1.8 billion for key equipment including cold rolling facilities, continuous annealing and galvanizing lines. The joint venture is expected to become operational in the first half of 2014.

In addition ArcelorMittal could potentially recalibrate its share-holding in Hunan Valin Steel. The two companies have finalized a share swap arrangement based upon a Put Option mechanism, which enables ArcelorMittal to exercise the Put Options granted by Valin Group over the next two years. Under this arrangement, ArcelorMittal could sell up to 19.9%  of the equity (600 million shares) it holds in Hunan Valin Steel to Valin Group. The exercise period of the Put Options is equally spaced with a gap of 6 months and linked to the key development milestones of VAMA.  Following the exercise of the Put Options, ArcelorMittal would retain a 10.07% shareholding in Valin Steel as a long term strategic cooperation.

Mr Sudhir Maheshwari, ArcelorMittal’s  Group Management Board member responsible for China, said:  “We have agreed with Valin Group to recalibrate our shareholdings in Valin Steel to focus on China’s fast growing automotive steel market. This is a natural evolution since ArcelorMittal already enjoys a leadership position in the automotive markets of Europe and North America. VAMA will be based on our proven market leading technology. We believe this is a good opportunity to create value for our shareholders and further enhance our participation in both China and the automotive market more broadly.”